*i*Tech Capital Corp.

02 MAY 15 AM 10:27

February 18, 2002

02034025

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

RE: **<u>iTech Capital Corp. - Reg. No. 82-3200</u>**

Dear Sirs:

Enclosed please find a copy of the notice of the Annual General Meeting to be held on April 25, 2002.

Yours truly,

John P. Fairchild
Chief Financial Officer and Corporate Secretary

PROCESSED
MAY 21 2002
THOMSON
FINANCIAL

Enclosure

5/15

C:\Karla_c\2002 iTech\Meetings\AGM\SEC-Notice of AGM-Mar-8-02.doc

#2450 - 650 WEST GEORGIA STREET, PO BOX 11537, VANCOUVER, BC V6B 4N7 CANADA
TEL: (604)682-3030 FAX: (604)683-0704 E-MAIL: itech@itechcapital.com

Reg. No. 82-3200

PACIFIC CORPORATE TRUST COMPANY
10th Floor - 625 Howe Street
Vancouver, B.C. V6C 3B8

Telephone: (604) 689-9853
Fax: (604) 689-8144

February 11, 2002

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC
V7Y 1L2

Dear Sirs:

As per National Policy 41 requirements, including Addendum "A" to the Policy, please be advised of the following:

Company:	Itech Capital Corp. (Cusip 465626109)
Meeting:	Annual General Meeting
Record Date:	March 11, 2002
Meeting Date:	April 25, 2002

If you require further information, please contact:

"Anissa Rimer-Ly"

Anissa Rimer-Ly
Pacific Corporate Trust Company

cc: Alberta Securities Commission
cc: Manitoba Securities Commission
cc: New Brunswick Securities Commission
cc: Newfoundland Securities Commission
cc: Nova Scotia Securities Commission
cc: Ontario Securities Commission
cc: Toronto Stock Exchange
cc: P.E.I. Securities Commission
cc: Quebec Securities Commission
cc: Saskatchewan Securities Commission
cc: Northwest Territory
cc: Yukon Territory
cc: Nunavut

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